Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the six months ended
	April 30,	January 31,	April 30,	April 30,	April 30,
	2022	2022	2021	2022	2021
Interest, Dividend and Fee Income
Loans	$4,197	$4,081	$3,849	$8,278	$7,878
Securities (Note 2)	1,252	1,067	1,002	2,319	1,992
Deposits with banks	74	58	50	132	94
	5,523	5,206	4,901	10,729	9,964
Interest Expense
Deposits	854	705	817	1,559	1,738
Subordinated debt	51	45	51	96	109
Other liabilities	716	437	578	1,153	1,084
	1,621	1,187	1,446	2,808	2,931
Net Interest Income	3,902	4,019	3,455	7,921	7,033
Non-Interest Revenue
Securities commissions and fees	281	282	300	563	585
Deposit and payment service charges	332	329	306	661	611
Trading revenues (Note 12)	3,629	799	47	4,428	259
Lending fees	334	385	343	719	699
Card fees	143	131	122	274	203
Investment management and custodial fees	441	466	476	907	958
Mutual fund revenues	332	356	396	688	770
Underwriting and advisory fees	308	434	404	742	662
Securities gains, other than trading (Note 2)	86	138	111	224	213
Foreign exchange gains, other than trading	59	22	63	81	87
Insurance revenues	(673)	192	(163)	(481)	581
Investments in associates and joint ventures	50	66	60	116	116
Other	94	104	156	198	274
	5,416	3,704	2,621	9,120	6,018
Total Revenue	9,318	7,723	6,076	17,041	13,051
Provision for (Recovery of) Credit Losses (Note 3)	50	(99)	60	(49)	216
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	(808)	81	(283)	(727)	318
Non-Interest Expense
Employee compensation	2,087	2,299	2,042	4,386	4,161
Premises and equipment	850	828	863	1,678	1,667
Amortization of intangible assets	147	150	158	297	314
Advertising and business development	115	106	97	221	163
Communications	75	64	72	139	136
Professional fees	180	155	147	335	283
Other	259	244	1,030	503	1,298
	3,713	3,846	4,409	7,559	8,022
Income Before Provision for Income Taxes	6,363	3,895	1,890	10,258	4,495
Provision for income taxes (Note 10)	1,607	962	587	2,569	1,175
Net Income	$4,756	$2,933	$1,303	$7,689	$3,320
Earnings Per Share (Canadian $) (Note 9)
Basic	$7.15	$4.44	$1.91	$11.61	$4.94
Diluted	7.13	4.43	1.91	11.57	4.93
Dividends per common share	1.33	1.33	1.06	2.66	2.12
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the six months ended
	April 30, 2022	January 31, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Net Income	$4,756	$2,933	$1,303	$7,689	$3,320
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized (losses) on fair value through OCI debt securities arising during the period (1)	(238)	(62)	(89)	(300)	(32)
Reclassification to earnings of (gains) losses in the period (2)	6	(28)	(19)	(22)	(28)
	(232)	(90)	(108)	(322)	(60)
Net change in unrealized (losses) on cash flow hedges
(Losses ) on derivatives designated as cash flow hedges arising during the period (3)	(2,433)	(478)	(479)	(2,911)	(610)
Reclassification to earnings of (gains) on derivatives designated as cash flow hedges in the period (4)	(111)	(138)	(86)	(249)	(163)
	(2,544)	(616)	(565)	(3,160)	(773)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	322	808	(1,304)	1,130	(2,435)
Unrealized gains (losses) on hedges of net foreign operations (5)	(64)	(128)	316	(192)	537
Reclassification to earnings of net losses related to divestitures (Note 12) (6)	-	29	-	29	-
	258	709	(988)	967	(1,898)
Items that will not be reclassified to net income
Unrealized gains on fair value through OCI equity securities arising during the period (7)	-	2	-	2	-
Gains on remeasurement of pension and other employee future benefit plans (8)	444	162	436	606	711
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	538	66	3	604	(242)
	982	230	439	1,212	469
Other Comprehensive Income (Loss), net of taxes	(1,536)	233	(1,222)	(1,303)	(2,262)
Total Comprehensive Income (Loss)	$3,220	$3,166	$81	$6,386	$1,058
(1) Net of income tax recovery of $84
 million, $

 million, $
32 million for the three months ended, and $105

million, $12 million for the six months ended, respectively.
(2)
Net of income tax provision (recovery) o
f $(2)

million, $10 million, $6 million for the three months ended, and $8 million, $9 million for the six months ended, respectively.
(3)
Net of income tax recovery o
f $878

million, $172 million, $173 million for the three months ended, and $1,050 million, $219 million for the six months ended, respectively.
(4)
Net of income tax provision (recovery) of
$40

million, $50 million, $31 million for the three months ended, and $90 million, $59 million for the six months ended, respectively.
(5) Net of income tax (provision) recovery of $23
 million, $
48 million, $(115) million for the three months ended, and $71 million, $(195) million for the six months ended, respectively.
(6)
Net of income tax (provision) of na, $nil million, na for the three months ended, an
d $nil million, na for the six months ended, respectively.
(7) Net of income tax (provision) of $(1)

million, $nil million, na for the three months ended, and $(1)

million, na for the six months ended, respectively.
(8) Net of income tax (provision) of $(160)

million, $(60) million, $(158) million for the three months ended, and $(220)

million, $(257) million for the six months ended, respectively.
(9) Net of income tax (provision) recovery of $(194)

million, $(24) million, $(1) million for the three months ended, and $(218)

million, $88 million for the six months ended, respectively.
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2022	January 31, 2022	October 31, 2021
Assets

Cash and Cash Equivalents	$70,286	$50,123	$93,261
Interest Bearing Deposits with Banks	7,704	8,573	8,303
Securities (Note 2)
Trading	99,546	118,641	104,411
Fair value through profit or loss	13,682	14,663	14,210
Fair value through other comprehensive income	37,879	43,071	63,123
Debt securities at amortized cost	101,658	98,456	49,970
Investments in associates and joint ventures	1,303	1,234	1,135
	254,068	276,065	232,849
Securities Borrowed or Purchased Under Resale Agreements	106,800	117,444	107,382
Loans
Residential mortgages	139,651	137,382	135,750
Consumer instalment and other personal	81,890	79,080	77,164
Credit cards	8,637	8,050	8,103
Business and government	274,548	262,253	239,809
	504,726	486,765	460,826
Allowance for credit losses (Note 3)	(2,403)	(2,405)	(2,564)
	502,323	484,360	458,262
Other Assets
Derivative instruments	45,820	34,827	36,713
Customers’ liability under acceptances	13,228	12,803	14,021
Premises and equipment	4,581	4,550	4,454
Goodwill	5,002	4,957	5,378
Intangible assets	2,090	2,071	2,266
Current tax assets	1,242	1,615	1,588
Deferred tax assets	786	1,027	1,287
Other	27,635	24,757	22,411
	100,384	86,607	88,118
Total Assets	$1,041,565	$1,023,172	$988,175
Liabilities and Equity
Deposits (Note 4)	$713,714	$704,949	$685,631
Other Liabilities
Derivative instruments	41,763	29,825	30,815
Acceptances	13,228	12,803	14,021
Securities sold but not yet purchased	39,316	36,760	32,073
Securities lent or sold under repurchase agreements	96,798	107,979	97,556
Securitization and structured entities’ liabilities	24,692	25,158	25,486
Current tax liabilities	77	192	221
Deferred tax liabilities	110	135	192
Other	38,039	37,086	37,764
	254,023	249,938	238,128
Subordinated Debt (Note 4)	8,236	8,481	6,893
Total Liabilities	$975,973	$963,368	$930,652
Equity
Preferred shares and other equity instruments (Note 5)	5,708	5,558	5,558
Common shares (Note 5)	17,038	13,625	13,599
Contributed surplus	318	319	313
Retained earnings	41,275	37,513	35,497
Accumulated other comprehensive income	1,253	2,789	2,556
Total Equity	65,592	59,804	57,523
Total Liabilities and Equity	$1,041,565	$1,023,172	$988,175
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Preferred Shares and Other Equity Instruments (Note 5)
Balance at beginning of period	$5,558	$5,848	$5,558	$6,598
Issued during the period	750	-	750	-
Redeemed during the period	(600)	-	(600)	(750)
Balance at End of Period	5,708	5,848	5,708	5,848
Common Shares (Note 5)
Balance at beginning of period	13,625	13,501	13,599	13,430
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	301	-	301	-
Issued under the Stock Option Plan	21	32	43	59
Repurchased for cancellation and/or treasury shares sold/purchased	(15)	3	(11)	47
Issued to finance a portion of the announced acquisition	3,106	-	3,106	-
Balance at End of Period	17,038	13,536	17,038	13,536
Contributed Surplus
Balance at beginning of period	319	309	313	302
Stock option expense, net of options exercised	-	2	5	7
Net Premium on sale of treasury shares	-	3	-	3
Other	(1)	(1)	-	1
Balance at End of Period	318	313	318	313
Retained Earnings
Balance at beginning of period	37,513	32,012	35,497	30,745
Net income	4,756	1,303	7,689	3,320
Dividends on preferred shares and distributions payable on other equity instruments	(52)	(68)	(107)	(124)
Dividends on common shares	(894)	(686)	(1,756)	(1,372)
Equity issue expense and premium paid on redemption of preferred shares	(48)	-	(48)	(6)
Net discount on sale of treasury shares	-	-	-	(2)
Balance at End of Period	41,275	32,561	41,275	32,561
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	83	403	171	355
Unrealized (losses) on fair value through OCI debt securities arising during the period	(238)	(89)	(300)	(32)
Unrealized gains on fair value through OCI equity securities arising during the period	-	-	2	-
Reclassification to earnings of (gains) losses during the period	6	(19)	(22)	(28)
Balance at End of Period	(149)	295	(149)	295
Accumulated Other Comprehensive Income on Cash Flow Hedges, net of taxes
Balance at beginning of period	(431)	1,771	185	1,979
(Losses ) on derivatives designated as cash flow hedges arising during the period	(2,433)	(479)	(2,911)	(610)
Reclassification to earnings of (gains) on derivatives designated as cash flow hedges in the period	(111)	(86)	(249)	(163)
Balance at End of Period	(2,975)	1,206	(2,975)	1,206
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	2,978	3,070	2,269	3,980
Unrealized gains (losses) on translation of net foreign operations	322	(1,304)	1,130	(2,435)
Unrealized gains (losses) on hedges of net foreign operations	(64)	316	(192)	537
Reclassification to earnings of net losses related to divestitures (Note 12)	-	-	29	-
Balance at End of Period	3,236	2,082	3,236	2,082
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	447	(363)	285	(638)
Gains on remeasurement of pension and other employee future benefit plans	444	436	606	711
Balance at End of Period	891	73	891	73
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(288)	(403)	(354)	(158)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	538	3	604	(242)
Balance at End of Period	250	(400)	250	(400)
Total Accumulated Other Comprehensive Income	1,253	3,256	1,253	3,256
Total Equity	$65,592	$55,514	$65,592	$55,514
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Cash Flows from Operating Activities
Net Income	$4,756	$1,303	$7,689	$3,320
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	1	-	1	(1)
Net (gain) on securities, other than trading	(87)	(111)	(225)	(212)
Net decrease in trading securities	19,493	5,803	6,746	2,920
Provision for (recovery of) credit losses (Note 3)	50	60	(49)	216
Change in derivative instruments – (increase) in derivative asset	(12,221)	(3,451)	(9,003)	(869)
– increase in derivative liability	12,020	2,959	9,274	3,684
Amortization of premises and equipment	192	197	387	393
Amortization of other assets	22	37	50	78
Amortization of intangible assets	147	158	297	314
Net loss on divestitures (Note 12)	-	-	29	-
Write-down of goodwill	-	747	-	747
Net decrease in deferred tax asset	238	16	516	121
Net increase (decrease) in deferred tax liability	(25)	10	(82)	56
Net (increase) decrease in current tax asset	399	161	430	(109)
Net increase (decrease) in current tax liability	(120)	24	(162)	113
Change in accrued interest – (increase) decrease in interest receivable	(436)	98	(380)	200
– increase (decrease) in interest payable	181	(316)	110	(402)
Changes in other items and accruals, net	(468)	4,390	(6,508)	1,684
Net increase in deposits	3,398	2,330	12,293	28,195
Net (increase) in loans	(16,112)	(75)	(37,742)	(11,515)
Net increase (decrease) in securities sold but not yet purchased	2,507	(1,114)	6,928	4,084
Net increase (decrease) in securities lent or sold under repurchase agreements	(11,569)	(9,801)	(2,715)	3,429
Net decrease in securities borrowed or purchased under resale agreements	10,730	20,587	2,180	8,452
Net increase (decrease) in securitization and structured entities’ liabilities	(519)	267	(1,000)	(769)
Net Cash Provided by (Used in) Operating Activities	12,577	24,279	(10,936)	44,129
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(29)	-	3,766	-
Proceeds from issuance of covered bonds	3,358	-	7,283	-
Redemption/buyback of covered bonds	-	(2,214)	(2,222)	(2,214)
Proceeds from issuance of subordinated debt	-	-	1,587	-
Repayment of subordinated debt (Note 4)	-	-	-	(1,000)
Proceeds from issuance of other equity instruments, net of issuance cost (Note 5)	749	-	749	-
Redemption of preferred shares (Note 5)	(600)	-	(600)	(756)
Net proceeds from issuance of common shares and sale (purchase) of treasury shares (Note 5)	3,065	33	3,086	101
Cash dividends and distributions paid	(617)	(741)	(1,363)	(1,479)
Repayment of lease liabilities	(79)	(87)	(136)	(162)
Net Cash Provided by (Used in) Financing Activities	5,847	(3,009)	12,150	(5,510)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	977	(902)	905	(565)
Purchases of securities, other than trading	(12,598)	(10,903)	(65,923)	(24,386)
Maturities of securities, other than trading	5,057	7,550	12,248	14,264
Proceeds from sales of securities, other than trading	8,750	10,524	27,150	16,419
Premises and equipment – net (purchases)	(166)	(87)	(301)	(203)
Purchased and developed software – net (purchases)	(162)	(123)	(296)	(240)
Net proceeds from divestitures (Note 12)	8	-	1,226	-
Net Cash Provided by (Used in) Investing Activities	1,866	6,059	(24,991)	5,289
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(127)	(1,827)	802	(2,723)
Net increase (decrease) in Cash and Cash Equivalents	20,163	25,502	(22,975)	41,185
Cash and Cash Equivalents at Beginning of Period	50,123	73,091	93,261	57,408
Cash and Cash Equivalents at End of Period	$70,286	$98,593	$70,286	$98,593
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (1)	$1,413	$1,751	$2,641	$3,306
Income taxes paid in the period	$446	$264	$991	$826
Interest received in the period	$4,676	$4,568	$9,494	$9,374
Dividends received in the period	$446	$457	$870	$840
(1) Includes dividends paid on securities sold but not yet purchased.
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2022

Notes to Interim Financial Statements
April 30, 2022 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2021. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2021. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on
May 25, 2022
.
Interbank Offered Rate (IBOR) Reform
Our IBOR Transition Office (ITO) continues to coordinate and oversee the transition from IBORs to alternative reference rates with no significant changes to the project or transition risks disclosed in Note 1 of our annual consolidated financial statements for the year ended October 31, 2021. As expected, all Sterling, Euro, Swiss franc and Japanese yen settings as well as the
1-week
and
2-month
USD LIBOR settings were discontinued on December 31, 2021.
There were no significant changes in our transition risk with respect to our remaining USD LIBOR exposures since October 31, 2021. Our project plan continues to be on target and in line with the supervisory guidance from the U.S. prudential regulators as we have ceased to issue new LIBOR-based instruments except in limited permitted circumstances. However, as we approach the June 30, 2023 cessation date, in the normal course of business our exposures may continue to fluctuate, including instances where customers draw down on existing LIBOR-based facilities that have not yet been remediated. The fluctuations in USD LIBOR exposures have no significant impact on our IBOR conversion plans.
On December 16, 2021, the Canadian Alternative Reference Rate working group (CARR) recommended the administrator, Refinitiv Benchmark Services UK Limited (RBSL), cease publication of Canadian Dollar Offered Rate (CDOR) settings immediately after June 30, 2024, using a two-stage transition approach. By the end of the first stage on June 30, 2023, they expect all new derivative contracts and securities to have transitioned to the Canadian Overnight Repo Rate Average (CORRA), with the exception of derivatives that hedge or reduce CDOR derivatives or securities transacted before June 30, 2023, or for loans before June 30, 2024. All remaining CDOR exposures should be transitioned to CORRA by June 30, 2024, marking the end of the second stage.
Following public consultation, on May 16, 2022, RBSL announced that all remaining CDOR settings will cease publication immediately after June 30, 2024 according to the CARR recommendation. Our ITO is in the process of assessing the impact of this announcement, including CDOR-based financial instruments, hedge relationships and project plans.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions including legal proceedings and restructuring charges; leases; and transfer of financial assets and consolidation of structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
Nearly all COVID-19 restrictions have now ended, however the economic outlook for Canada and the U.S. remains exposed to several risks due to further escalation of the conflict in Ukraine, new variants of COVID-19 and significant increases in interest rates. The economic impact on BMO’s business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at April 30, 2022.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2021, the allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability weighted scenarios as well as certain other criteria, such as
30-day
past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
The judgments we apply in determining the ACL reflect the impact of uncertainties in the economic environment on credit conditions that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
Additional information regarding the allowance for credit losses is included in Note 3.

BMO Financial Group Second Quarter Report 2022

Note 2: Securities
Classification of Securities
The bank’s fair value through profit or loss (FVTPL) securities of $13,682 million ($14,210 million as at October 31, 2021) are comprised of $3,937 million mandatorily measured at fair value and $9,745 million investment securities held by insurance subsidiaries designated at fair value ($3,038 million and $11,172 million, respectively, as at October 31, 2021).
Our fair value through other comprehensive income (FVOCI) securities totalling $37,879 million ($63,123 million as at October 31, 2021), are net of an allowance for credit losses of $2 million ($2 million as at October 31, 2021).
Amortized cost securities totalling $101,658 million ($49,970 million as at October 31, 2021), are net of an allowance for credit losses of $3 million ($2 million as at October 31, 2021).
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	April 30, 2022						October 31, 2021
	Cost/	Gross	Gross		Cost/	Gross	Gross
	Amortized cost	unrealized gains	unrealized losses	Fair value	Amortized cost	unrealized gains	unrealized losses	Fair value

Issued or guaranteed by:
Canadian federal government	8,356	4	243	8,117	13,087	62	84	13,065
Canadian provincial and municipal governments	3,261	2	88	3,175	2,973	29	15	2,987
U.S. federal government	7,112	4	432	6,684	21,041	282	297	21,026
U.S. states, municipalities and agencies	4,138	12	84	4,066	4,034	85	5	4,114
Other governments	5,908	6	86	5,828	6,476	55	29	6,502
National Housing Act (NHA) mortgage-backed securities (MBS)	495	77	84	488	1,122	6	3	1,125
U.S. agency MBS and collateralized mortgage obligations (CMO)	5,648	1	124	5,525	10,894	151	34	11,011
Corporate debt	3,961	11	127	3,845	3,147	34	20	3,161
Corporate equity	120	31	-	151	103	29	-	132
Total	38,999	148	1,268	37,879	62,877	733	487	63,123
  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
FVOCI - Debt	94	121	190	252
Amortized cost	300	102	472	208
Total	394	223	662	460
Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
FVTPL securities	95	86	197	176
FVOCI securities - realized gains (losses) (1)	(9)	25	27	37
Impairment losses	-	-	-	-
Securities gains other than trading	86	111	224	213
(1) Gains (losses) are net of (losses) gains on hedge contracts.
Interest income and gains (losses) on securities held in our Insurance business are recorded in non-interest
revenue, insurance
revenues
, in our Consolidated Statement of Income. These include:
●
Interest income of $95 million and $190 million for the three and six months ended April 30, 2022 respectively, calculated using the effective interest method ($91 million and $187 million for the three and six months ended April 30, 2021, respectively);

●
Gains (losses) from securities designated as FVTPL of $(1,111) million and $(1,354)

million for the three and six months ended April 30, 2022, respectively ($(572) million and $(337) million for the three and six months ended April 30, 2021, respectively); and

●
Realized gains from FVOCI securities of $nil million and $nil million for the three and six months ended April 30, 2022, respectively ($nil million and $1 million for the three and six months ended April 30, 2021, respectively).

BMO Financial Group Second Quarter Report 2022

Note 3: Loans and Allowance for Credit Losses
Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at April 30, 2022 and October 31, 2021. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime expected credit loss that are credit impaired.

(Canadian $ in millions)				April 30, 2022				October 31, 2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	7	-	-	7	4	-	-	4
Very low	97,106	296	-	97,402	94,566	179	-	94,745
Low	23,699	1,944	-	25,643	23,471	1,293	-	24,764
Medium	12,027	2,742	-	14,769	12,066	2,250	-	14,316
High	127	319	-	446	167	306	-	473
Not rated	1,021	48	-	1,069	1,051	46	-	1,097
Impaired	-	-	315	315	-	-	351	351
Gross residential mortgages	133,987	5,349	315	139,651	131,325	4,074	351	135,750
Allowance for credit losses	37	34	9	80	46	39	12	97
Carrying amount	133,950	5,315	306	139,571	131,279	4,035	339	135,653
Loans: Consumer instalment and other personal
Exceptionally low	1,602	41	-	1,643	1,487	37	-	1,524
Very low	36,510	16	-	36,526	30,672	8	-	30,680
Low	21,382	708	-	22,090	21,660	534	-	22,194
Medium	10,984	4,223	-	15,207	13,336	3,607	-	16,943
High	868	1,259	-	2,127	661	1,375	-	2,036
Not rated	3,980	32	-	4,012	3,450	50	-	3,500
Impaired	-	-	285	285	-	-	287	287
Gross consumer instalment and other personal	75,326	6,279	285	81,890	71,266	5,611	287	77,164
Allowance for credit losses	93	284	92	469	113	333	91	537
Carrying amount	75,233	5,995	193	81,421	71,153	5,278	196	76,627
Loans: Credit cards (1)
Exceptionally low	2,741	-	-	2,741	2,532	-	-	2,532
Very low	469	-	-	469	450	-	-	450
Low	2,008	145	-	2,153	1,801	66	-	1,867
Medium	2,151	608	-	2,759	1,743	663	-	2,406
High	136	290	-	426	75	287	-	362
Not rated	89	-	-	89	486	-	-	486
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	7,594	1,043	-	8,637	7,087	1,016	-	8,103
Allowance for credit losses	61	167	-	228	67	209	-	276
Carrying amount	7,533	876	-	8,409	7,020	807	-	7,827
Loans: Business and government (2)
Acceptable
Investment grade	170,335	2,155	-	172,490	144,807	1,446	-	146,253
Sub-investment grade	90,432	17,673	-	108,105	85,375	14,534	-	99,909
Watchlist	-	5,658	-	5,658	-	6,137	-	6,137
Impaired	-	-	1,523	1,523	-	-	1,531	1,531
Gross business and government	260,767	25,486	1,523	287,776	230,182	22,117	1,531	253,830
Allowance for credit losses	574	645	407	1,626	529	730	395	1,654
Carrying amount	260,193	24,841	1,116	286,150	229,653	21,387	1,136	252,176
Gross total loans and acceptances	477,674	38,157	2,123	517,954	439,860	32,818	2,169	474,847
Net total loans and acceptances	476,909	37,027	1,615	515,551	439,105	31,507	1,671	472,283
Commitments and financial guarantee contracts
Acceptable
Investment grade	164,706	1,312	-	166,018	154,975	2,367	-	157,342
Sub-investment grade	43,929	9,814	-	53,743	46,827	8,164	-	54,991
Watchlist	-	1,934	-	1,934	-	2,453	-	2,453
Impaired	-	-	443	443	-	-	682	682
Allowance for credit losses	212	167	12	391	195	186	13	394
Carrying amount (3)(4)	208,423	12,893	431	221,747	201,607	12,798	669	215,074

(1)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(2)	Includes customers’ liability under acceptances.
(3)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(4)	Certain commercial borrower commitments are conditional and may include recourse with other parties.

BMO Financial Group Second Quarter Report 2022

Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted t
o $2,794
million at April 30, 202
2 ($2,958
million as at October 31, 2021) of which
$2,403 million ($2,564 million as at October 31, 2021) was recorded in loans and $391 million ($394 million as at October 31, 2021) was recorded in other liabilities in our Consolidated Balance Sheet.
Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

BMO Financial Group Second Quarter Report 2022

The following tables show the continuity in the loss allowance by product type for the three and six months ended April 30, 2022 and April 30, 2021. Transfers represent the amount of expected credit loss (ECL) that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

(Canadian $ in millions)
For the three months ended	April 30, 2022				April 30, 2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	49	40	17	106	33	42	26	101
Transfer to Stage 1	9	(9)	-	-	9	(8)	(1)	-
Transfer to Stage 2	(1)	3	(2)	-	(1)	2	(1)	-
Transfer to Stage 3	-	(2)	2	-	-	(2)	2	-
Net remeasurement of loss allowance	(27)	6	1	(20)	12	24	2	38
Loan originations	10	-	-	10	7	-	-	7
Derecognitions and maturities	(2)	(2)	-	(4)	(1)	(3)	-	(4)
Model changes	-	-	-	-	-	-	-	-
Total Provision for Credit Losses (PCL) (1)	(11)	(4)	1	(14)	26	13	2	41
Write-offs (2)	-	-	(3)	(3)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	2	2	-	-	4	4
Foreign exchange and other	(1)	-	(1)	(2)	1	(2)	(7)	(8)
Balance as at end of period	37	36	16	89	60	53	22	135
Loans: Consumer instalment and other personal
Balance as at beginning of period	131	324	91	546	150	440	97	687
Transfer to Stage 1	71	(68)	(3)	-	52	(50)	(2)	-
Transfer to Stage 2	(13)	20	(7)	-	(9)	18	(9)	-
Transfer to Stage 3	(1)	(20)	21	-	(2)	(30)	32	-
Net remeasurement of loss allowance	(85)	60	15	(10)	(68)	38	28	(2)
Loan originations	20	-	-	20	24	-	-	24
Derecognitions and maturities	(6)	(10)	-	(16)	(6)	(10)	-	(16)
Model changes	(11)	(1)	-	(12)	-	-	-	-
Total PCL (1)	(25)	(19)	26	(18)	(9)	(34)	49	6
Write-offs (2)	-	-	(42)	(42)	-	-	(64)	(64)
Recoveries of previous write-offs	-	-	21	21	-	-	24	24
Foreign exchange and other	-	1	(4)	(3)	-	(5)	(5)	(10)
Balance as at end of period	106	306	92	504	141	401	101	643
Loans: Credit cards
Balance as at beginning of period	113	206	-	319	112	302	-	414
Transfer to Stage 1	34	(34)	-	-	41	(41)	-	-
Transfer to Stage 2	(7)	7	-	-	(9)	9	-	-
Transfer to Stage 3	(1)	(27)	28	-	(1)	(47)	48	-
Net remeasurement of loss allowance	(50)	55	14	19	(45)	70	6	31
Loan originations	12	-	-	12	10	-	-	10
Derecognitions and maturities	(1)	(5)	-	(6)	(2)	(8)	-	(10)
Model changes	-	-	-	-	-	-	-	-
Total PCL (1)	(13)	(4)	42	25	(6)	(17)	54	31
Write-offs (2)	-	-	(57)	(57)	-	-	(74)	(74)
Recoveries of previous write-offs	-	-	20	20	-	-	27	27
Foreign exchange and other	(2)	1	(5)	(6)	-	(1)	(7)	(8)
Balance as at end of period	98	203	-	301	106	284	-	390
Loans: Business and government
Balance as at beginning of period	700	735	386	1,821	791	1,102	583	2,476
Transfer to Stage 1	74	(72)	(2)	-	92	(89)	(3)	-
Transfer to Stage 2	(40)	45	(5)	-	(47)	57	(10)	-
Transfer to Stage 3	-	(24)	24	-	(1)	(13)	14	-
Net remeasurement of loss allowance	(176)	84	34	(58)	(143)	114	49	20
Loan originations	174	-	-	174	67	-	-	67
Derecognitions and maturities	(32)	(32)	-	(64)	(38)	(45)	-	(83)
Model changes	-	-	-	-	(5)	(19)	-	(24)
Total PCL (1)	-	1	51	52	(75)	5	50	(20)
Write-offs (2)	-	-	(29)	(29)	-	-	(73)	(73)
Recoveries of previous write-offs	-	-	11	11	-	-	14	14
Foreign exchange and other	36	16	(7)	45	(27)	(32)	(33)	(92)
Balance as at end of period	736	752	412	1,900	689	1,075	541	2,305
Total as at end of period	977	1,297	520	2,794	996	1,813	664	3,473
Comprised of: Loans	765	1,130	508	2,403	790	1,597	641	3,028
Other credit instruments (3)	212	167	12	391	206	216	23	445
(1) Excludes PCL on other assets of $5 million for the three months ended April 30, 2022 ($2 million for the three months ended April 30, 2021).
(2) Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.
(3) Other credit instruments, including
off-balance
sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2022

(Canadian $ in millions)
For the six months ended	April 30, 2022				April 30, 2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	46	40	19	105	51	75	26	152
Transfer to Stage 1	20	(19)	(1)	-	34	(26)	(8)	-
Transfer to Stage 2	(2)	6	(4)	-	(2)	17	(15)	-
Transfer to Stage 3	-	(4)	4	-	-	(9)	9	-
Net remeasurement of loss allowance	(38)	16	4	(18)	(33)	5	26	(2)
Loan originations	15	-	-	15	13	-	-	13
Derecognitions and maturities	(3)	(4)	-	(7)	(3)	(7)	-	(10)
Model changes	-	-	-	-	-	-	-	-
Total PCL (1)	(8)	(5)	3	(10)	9	(20)	12	1
Write-offs (2)	-	-	(4)	(4)	-	-	(6)	(6)
Recoveries of previous write-offs	-	-	3	3	-	-	4	4
Foreign exchange and other	(1)	1	(5)	(5)	-	(2)	(14)	(16)
Balance as at end of period	37	36	16	89	60	53	22	135
Loans: Consumer instalment and other personal
Balance as at beginning of period	128	357	91	576	148	454	105	707
Transfer to Stage 1	129	(124)	(5)	-	117	(112)	(5)	-
Transfer to Stage 2	(22)	35	(13)	-	(16)	34	(18)	-
Transfer to Stage 3	(2)	(43)	45	-	(3)	(52)	55	-
Net remeasurement of loss allowance	(140)	100	33	(7)	(133)	109	59	35
Loan originations	36	-	-	36	43	-	-	43
Derecognitions and maturities	(12)	(21)	-	(33)	(13)	(24)	-	(37)
Model changes	(11)	(1)	-	(12)	-	-	-	-
Total PCL (1)	(22)	(54)	60	(16)	(5)	(45)	91	41
Write-offs (2)	-	-	(92)	(92)	-	-	(129)	(129)
Recoveries of previous write-offs	-	-	39	39	-	-	46	46
Foreign exchange and other	-	3	(6)	(3)	(2)	(8)	(12)	(22)
Balance as at end of period	106	306	92	504	141	401	101	643
Loans: Credit cards
Balance as at beginning of period	114	245	-	359	110	321	-	431
Transfer to Stage 1	85	(85)	-	-	99	(99)	-	-
Transfer to Stage 2	(17)	17	-	-	(15)	15	-	-
Transfer to Stage 3	(1)	(56)	57	-	(1)	(87)	88	-
Net remeasurement of loss allowance	(107)	100	26	19	(100)	150	20	70
Loan originations	25	-	-	25	17	-	-	17
Derecognitions and maturities	(3)	(11)	-	(14)	(3)	(15)	-	(18)
Model changes	2	(8)	-	(6)	-	-	-	-
Total PCL (1)	(16)	(43)	83	24	(3)	(36)	108	69
Write-offs (2)	-	-	(114)	(114)	-	-	(142)	(142)
Recoveries of previous write-offs	-	-	40	40	-	-	47	47
Foreign exchange and other	-	1	(9)	(8)	(1)	(1)	(13)	(15)
Balance as at end of period	98	203	-	301	106	284	-	390
Loans: Business and government
Balance as at beginning of period	662	855	401	1,918	658	1,258	608	2,524
Transfer to Stage 1	167	(137)	(30)	-	271	(267)	(4)	-
Transfer to Stage 2	(56)	102	(46)	-	(63)	75	(12)	-
Transfer to Stage 3	-	(32)	32	-	(2)	(66)	68	-
Net remeasurement of loss allowance	(305)	30	104	(171)	(215)	255	107	147
Loan originations	292	-	-	292	145	-	-	145
Derecognitions and maturities	(73)	(91)	-	(164)	(66)	(93)	-	(159)
Model changes	1	(6)	-	(5)	(5)	(19)	-	(24)
Total PCL (1)	26	(134)	60	(48)	65	(115)	159	109
Write-offs (2)	-	-	(56)	(56)	-	-	(184)	(184)
Recoveries of previous write-offs	-	-	18	18	-	-	27	27
Foreign exchange and other	48	31	(11)	68	(34)	(68)	(69)	(171)
Balance as at end of period	736	752	412	1,900	689	1,075	541	2,305
Total as at end of period	977	1,297	520	2,794	996	1,813	664	3,473
Comprised of: Loans	765	1,130	508	2,403	790	1,597	641	3,028
Other credit instruments (3)	212	167	12	391	206	216	23	445
(1) Excludes PCL on other assets of $1 million for the six months ended April 30, 2022 ($(4) million for the six months ended April 30, 2021).
(2) Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.
(3) Other credit instruments, including
off-balance
sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2022

Loans and allowance for credit losses by geographic region as at April 30, 2022 and October 31, 2021 are as follows:

(Canadian $ in millions)	April 30, 2022				October 31, 2021
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount
By geographic region (1):
Canada	319,830	344	1,071	318,415	299,905	345	1,143	298,417
United States	174,445	164	811	173,470	153,479	153	910	152,416
Other countries	10,451	-	13	10,438	7,442	-	13	7,429
Total	504,726	508	1,895	502,323	460,826	498	2,066	458,262
(1) Geographic region is based upon country of ultimate risk.
(2) Excludes allowance for credit losses on impaired loans of $12 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2021).
(3) Excludes allowance for credit losses on performing loans of $379 million for other credit instruments, which is included in other liabilities ($381 million as at October 31, 2021).
Impaired (Stage 3) loans, including the related allowances, as at April 30, 2022 and October 31, 2021 are as follows:

(Canadian $ in millions)	April 30, 2022			October 31, 2021
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	315	9	306	351	12	339
Consumer instalment and other personal	285	92	193	287	91	196
Business and government (1)	1,523	407	1,116	1,531	395	1,136
Total	2,123	508	1,615	2,169	498	1,671
By geographic region (2):
Canada	1,255	344	911	1,195	345	850
United States	868	164	704	974	153	821
Other countries	-	-	-	-	-	-
Total	2,123	508	1,615	2,169	498	1,671
(1) Includes customers’ liability under acceptances.
(2) Geographic region is based upon the country of ultimate risk.
(3) Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4) Excludes allowance for credit losses on impaired loans of $12 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2021).

Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at April 30, 2022 and October 31, 2021. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)	April 30, 2022			October 31, 2021
	30 to 89 days	90 days or more	Total	30 to 89 days	90 days or more	Total
Residential mortgages	373	18	391	404	14	418
Credit card, consumer instalment and other personal	259	65	324	279	59	338
Business and government	406	36	442	264	33	297
Total	1,038	119	1,157	947	106	1,053
Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $40 million and $36 million as at April 30, 2022 and October 31, 2021, respectively.
ECL Sensitivity and Key Economic Variables
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy as a result of the
COVID-19
pandemic, as well as the impacts of high inflation and supply-chain disruptions.
As at April 30, 2022, our base case scenario depicts slower economic growth in both Canada and the U.S., as growth is tempered by the impact of the conflict in Ukraine on the global economy and financial conditions, as well as higher inflation and interest rates. In contrast, our base case economic forecast as at October 31, 2021, depicted a stronger economic forecast in both Canada and the United States over the projection period. If we assumed a 100%
base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximatel
y $1,650 million as at April 30, 2022 ($1,725 million as at October 31, 2021), compared to the reported allowance for performing loans of $2,274 million ($2,447 million as at October 31, 2021).
As at April 30, 2022, our adverse case economic scenario depicts a contracting economy, with annual average real GDP declining in both Canada and the U.S. The adverse case as at October 31, 2021 depicted a slightly weaker economic environment in Canada and the United States with higher unemployment rates.
 If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,275 million as at April 30, 2022 ($3,825 million as at October 31, 2021), compared to the reported allowance for performing loans of $2,274 million ($2,447 million as at October 31, 2021).

BMO Financial Group Second Quarter Report 2022

When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive.
The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. The values shown represent the national annual average levels or growth rates for the next 12 months and subsequent 12 months following each reporting period for all scenarios. While the values disclosed below are national variables, we also use regional variables in our underlying models where appropriate.

	As at April 30, 2022								As at October 31, 2021
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario				Benign scenario		Base scenario		Adverse scenario
	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months		Subsequent 12 Months		First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months		Subsequent 12 Months
Real GDP growth rates (1)
Canada	5.7%	4.7%	3.5%	3.1%	(2.1	) %	(1.1	) %	6.3%	5.5%	4.0%	3.9%	(2.7)%		(1.1)%
United States	5.3%	3.5%	3.1%	2.3%	(1.5	) %	(1.1	) %	7.1%	4.0%	4.8%	2.7%	(1.2	) %	(1.1)%
Corporate BBB 10-year spread
Canada	1.7%	1.7%	2.1%	2.0%	3.6%		4.4%		1.4%	1.7%	1.8%	2.0%	3.6%		4.4%
United States	1.3%	1.4%	1.6%	1.7%	4.1%		4.5%		0.9%	1.1%	1.2%	1.5%	4.2%		4.5%
Unemployment rates
Canada	4.9%	3.9%	5.5%	5.3%	8.6%		10.6%		6.0%	4.9%	6.6%	5.7%	10.8%		12.7%
United States	3.3%	2.9%	3.6%	3.5%	6.7%		8.8%		4.2%	3.2%	4.7%	3.7%	8.5%		11.0%
Housing Price Index (1)
Canada (2)	28.2%	7.2%	25.2%	2.2%	(9.4	) %	(18.0	) %	18.2%	10.2%	15.1%	5.2%	(6.4	) %	(18.0)%
United States (3)	12.9%	6.2%	10.6%	3.7%	(6.7	) %	(15.5	) %	14.6%	6.7%	12.3%	4.3%	(6.1	) %	(15.5	) %

(1)	Real gross domestic product and housing price index are year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $1,725 million ($1,775 million as at October 31, 2021), compared with the reported allowance for performing loans of $2,274 million ($2,447 million as at October 31, 2021).
Note 4: Deposits and Subordinated Debt
Deposits

	Payable on demand			Payable on
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice	a fixed date (4)(5)	April 30, 2022	October 31, 2021
Deposits by:
Banks (1)	3,809	2,184	1,046	19,562	26,601	26,611
Business and government	50,030	57,235	144,638	212,266	464,169	442,248
Individuals	5,078	39,307	125,270	53,289	222,944	216,772
Total (2) (3)	58,917	98,726	270,954	285,117	713,714	685,631
Booked in:
Canada	48,833	87,139	131,586	195,802	463,360	427,316
United States	9,645	11,513	137,984	61,437	220,579	232,830
Other countries	439	74	1,384	27,878	29,775	25,485
Total	58,917	98,726	270,954	285,117	713,714	685,631

(1)	Includes regulated and central banks.
(2)	Includes structured notes and metals deposits designated as FVTPL (Note 6).
(3)
Included in deposits as at April 30, 2022 and October 31, 2021 are $351,797 million and $342,967 million, respectively, of deposits denominated in U.S. dollars, and $41,684 million and $29,937 million, respectively, of deposits denominated in other foreign currencies.

(4)
Includes $41,047 million of senior unsecured debt as at April 30, 2022 subject to the Bank Recapitalization
(Bail-In)
regime ($35,959 million as at October 31, 2021). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(5)
Deposits totalling $23,390 million as at April 30, 2022 ($20,991 million as at October 31, 2021) can be early redeemed (either fully or partially) by customers without penalty. As we do not expect a significant amount to be redeemed before maturity, we have classified them as payable on a fixed date, based on their remaining contractual maturities.

BMO Financial Group Second Quarter Report 2022

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at April 30, 2022	173,564	57,775	27,878	259,217
As at October 31, 2021	140,002	72,399	23,921	236,322

The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at April 30, 2022	24,869	14,179	46,421	88,095	173,564
As at October 31, 2021	20,626	12,761	20,933	85,682	140,002

Subordinated Debt
On April 28, 2022, we announced our intention to redeem all of our $850 million 2.57% Series I Medium-Term Notes Second Tranche on June 1, 2022.
On

January
10
,
2022
, we issued US$
1,250
 million of
3.088
% unsecured subordinated debt through our U.S. Medium-Term Note Program. The issue is due
January 10, 2037
. The notes reset to a floating rate on
January 10, 2032
.
Note 5: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)		April 30, 2022		October 31, 2021
	Number		Number
	of shares	Amount	of shares	Amount	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 38	-	-	24,000,000	600	Class B - Series 39	(9)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	14,000,000	350	Class B - Series 47	(2)(3)
Preferred Shares - Classified as Equity		3,050		3,650

Other Equity Instruments 4.800% Additional Tier 1 Capital Notes (AT1 Notes)		658		658	Common shares	(3)
4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250		1,250	Common shares	(3)(4)
5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750		-	Common shares	(3)(4)(10)
Other Equity Instruments		2,658		1,908
Preferred Shares and Other Equity Instruments		5,708		5,558
Common Shares (5) (6) (7) (8)	671,568,901	17,038	648,136,472	13,599
(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2021.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)
The instruments issued include a
non-viability
contingent capital provision (NVCC), which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to Preferred Shares Series 48 and Preferred Shares Series 49 for Series 1 and Series 2 LRCNs, respectively
,
to qualify as regulatory capital under Basel III (see (4) below). As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including Preferred Shares Series 48 and Preferred Shares Series 49 for Series 1 and Series 2 LRCNs, respectively, and AT1 Notes
,
is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(4)
Non-deferrable
interest is payable semi-annually on the LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of our NVCC Preferred Shares Series 48 for Series 1 LRCNs and Preferred Shares Series 49 for Series
 2
LRCNs, which are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48 and Preferred Shares Series 49 for Series 1 and Series 2 LRCNs, respectively, would be converted into common shares of the bank, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion of the Preferred
Shares
Series 48 and
Preferred Shares
Series 49 for Series 1 and Series 2 LRCNs, respectively.

(5)
The stock options issued under the Stock Option Plan are convertible into 6,154,864 common shares as at April 30, 2022 (5,682,206 common shares as at October 31, 2021) of whic
h 2,826,420 are exercisable as at April 30, 2022 (2,616,750 as at October 31, 2021).

(6)
During the three and six months ended April 30, 2022, we issued

2,116,175 common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 273,525 and

555,597 common shares, respectively, under the Stock Option Plan.

(7)	On March 29, 2022, we issued 20,843,750 common shares for $ 3,106 million to finance a portion of the purchase price for the announced acquisition of Bank of the West.
(8)	Common shares are net of 119,614 treasury shares as at April 30, 2022 (36,521 treasury shares as at October 31, 2021).
(9)	Series 38 was redeemed and final dividends were paid on February 25, 2022.
(10) On March 15, 2022, we issued $750 million Series 2 LRCNs.
Other Equity Instruments
On March 15, 2022, we issued $750 million 5.625% Limited Recourse Capital Notes
,
 Series 2 (Series 2 LRCNs). This issuance, together with our US$500 million (CAD $658 million) 4.800% Additional Tier 1 Capital Notes (AT1 Notes) and $1,250 million 4.300% Limited Recourse Capital Notes Series 1 (Series 1 LRCNs) are classified as equity and form part of our additional Tier 1 non-viability
contingent capital (NVCC). Both the AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.

BMO Financial Group Second Quarter Report 2022

Preferred Shares
On April 22, 2022, we announced our intention to redeem all of our outstanding
 20 million
Non-Cumulative
5-
Year Rate Reset Class B Preferred Shares, Series 40 (NVCC) for an aggregate total of
$500
million on May 25, 2022.
On February 25, 2022, we redeemed all of our outstanding 24 million
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series
38 (NVCC)
for an aggregate total of $600 million.
Common Shares
On March 29, 2022, we issued 20,843,750 common shares for $3,106 million to finance a portion of the purchase price for the announced acquisition of Bank of the West.
Normal Course Issuer Bid
On December 3, 2021, we announced our intention, subject to the approval of OSFI and the TSX, to purchase for cancellation up to 22.5 million of our common shares under a normal course issuer bid. Together with the announcement of the Bank of the West acquisition, we noted that we would not proceed with establishing a normal course issuer bid and do not expect to repurchase shares prior to the closing of the acquisition.
Shareholder Dividend Reinvestment and Share Purchase Plan
On January 10, 2022, we announced the offering of a 2
% discount on the common shares issued from treasury under the dividend reinvestment feature of the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). Commencing with the common share dividend declared for the first quarter of fiscal 2022, and subsequently until further notice, common shares under the Plan will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.
We issued 2,116,175 common shares under the Plan in
the three and six months ended April 30, 2022.
Note 6: Fair Value of Financial Instruments
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 of our annual consolidated financial statements for the year ended October 31, 2021 for further discussion on the determination of fair value.

(Canadian $ in millions)	April 30, 2022		October 31, 2021
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	101,658	94,970	49,970	49,810
Loans (1)
Residential mortgages	139,571	136,595	135,653	135,461
Consumer instalment and other personal	81,421	80,757	76,627	76,791
Credit cards	8,409	8,409	7,827	7,827
Business and government (2)	268,465	267,534	233,066	233,670
	497,866	493,295	453,173	453,749

Deposits (3)	690,303	688,943	662,827	663,558
Securitization and structured entities’ liabilities (4)	23,690	23,115	24,631	24,809
Other liabilities (5)	3,850	3,244	-	-
Subordinated debt	8,236	8,066	6,893	7,087
This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and certain other liabilities.

(1)	Carrying value is net of allowances for credit losses.
(2)

Excludes $4,442

million of loans classified as FVTPL and $64

million of loans classified as FVOCI as at April 30, 2022, respectively ($5,022 million and $134 million, respectively, as at October 31, 2021).

(3)	Excludes $23,268 million of structured note liabilities ($22,665 million as at October 31, 2021) and $143 million of metals deposits ($139 million as at October 31, 2021) designated as FVTPL.
(4)	Excludes $1,002 million of securitization and structured entities’ liabilities classified as FVTPL ($855 million as at October 31, 2021).
(5)

Other liabilities include certain other liabilities of subsidiaries, other than deposits. Excludes $34,189 million ($37,764 million as at October 31, 2021) of other liabilities for which carrying value approximates fair value or are designated at fair value through profit or loss.

Fair Value Hierarchy
We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs, such as yield or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

BMO Financial Group Second Quarter Report 2022

Our Level 2 trading and FVOCI securities are primarily valued using discounted cash flow models with observable spreads or broker quotes and other third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.
The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following tables:

(Canadian $ in millions)	April 30, 2022				October 31, 2021
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	5,448	3,751	-	9,199	3,123	4,473	-	7,596
Canadian provincial and municipal governments	1,418	3,584	-	5,002	2,183	3,655	-	5,838
U.S. federal government	5,058	10,037	-	15,095	6,050	3,532	-	9,582
U.S. states, municipalities and agencies	81	1,233	-	1,314	-	458	-	458
Other governments	320	2,530	-	2,850	1,307	591	-	1,898
NHA MBS, U.S. agency MBS and CMO	-	11,223	721	11,944	-	13,379	675	14,054
Corporate debt	1,762	7,901	4	9,667	2,231	7,656	7	9,894
Trading loans	-	286	-	286	-	160	-	160
Corporate equity	44,189	-	-	44,189	54,931	-	-	54,931
	58,276	40,545	725	99,546	69,825	33,904	682	104,411
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	409	139	-	548	704	159	-	863
Canadian provincial and municipal governments	58	1,135	-	1,193	137	1,243	-	1,380
U.S. federal government	-	8	-	8	-	38	-	38
Other governments	-	89	-	89	-	92	-	92
NHA MBS, U.S. agency MBS and CMO	-	8	-	8	-	9	-	9
Corporate debt	45	6,816	-	6,861	160	7,544	-	7,704
Corporate equity	1,568	10	3,397	4,975	1,670	12	2,442	4,124
	2,080	8,205	3,397	13,682	2,671	9,097	2,442	14,210
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	5,209	2,908	-	8,117	9,138	3,927	-	13,065
Canadian provincial and municipal governments	870	2,305	-	3,175	1,438	1,549	-	2,987
U.S. federal government	2,322	4,362	-	6,684	18,873	2,153	-	21,026
U.S. states, municipalities and agencies	31	4,034	1	4,066	-	4,113	1	4,114
Other governments	774	5,054	-	5,828	2,803	3,699	-	6,502
NHA MBS, U.S. agency MBS and CMO	-	6,013	-	6,013	-	12,136	-	12,136
Corporate debt	155	3,690	-	3,845	812	2,349	-	3,161
Corporate equity	-	-	151	151	-	-	132	132
	9,361	28,366	152	37,879	33,064	29,926	133	63,123
Business and government loans	-	4,500	6	4,506	-	5,150	6	5,156
Other Assets (1)	4,961	91	-	5,052	4,392	85	-	4,477
Fair Value Liabilities
Securities sold but not yet purchased	15,852	23,464	-	39,316	17,424	14,649	-	32,073
Structured note liabilities (2)	-	23,268	-	23,268	-	22,665	-	22,665
Other liabilities (3)	1,157	2,103	1	3,261	1,106	2,125	-	3,231
	17,009	48,835	1	65,845	18,530	39,439	-	57,969
Derivative Assets
Interest rate contracts	64	8,851	-	8,915	6	8,066	-	8,072
Foreign exchange contracts	1	16,259	-	16,260	3	14,982	-	14,985
Commodity contracts	1,709	9,073	-	10,782	642	6,976	-	7,618
Equity contracts	701	9,149	-	9,850	1,381	4,657	-	6,038
Credit default swaps	-	13	-	13	-	-	-	-
	2,475	43,345	-	45,820	2,032	34,681	-	36,713
Derivative Liabilities
Interest rate contracts	44	10,706	-	10,750	6	6,773	-	6,779
Foreign exchange contracts	22	14,592	-	14,614	4	12,451	-	12,455
Commodity contracts	2,344	2,349	-	4,693	746	1,445	-	2,191
Equity contracts	337	11,368	-	11,705	1,581	7,802	-	9,383
Credit default swaps	-	-	1	1	-	5	2	7
	2,747	39,015	1	41,763	2,337	28,476	2	30,815

(1)	Other assets include precious metals, segregated fund assets in our insurance business and certain receivables measured at fair value.
(2)	These structured note liabilities included in deposits have been designated as FVTPL.
(3)
 Other liabilities include investment contract liabilities and segregated fund liabilities in our insurance business, certain payables and metals deposits that have been designated as FVTPL as well as certain securitization and  structured entities’ liabilities measured as FVTPL.

6
6
BMO Financial Group Second Quarter Report 2022

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments that are measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

					Range of input values (1)
As at April 30, 2022 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity (2)	Corporate equity	3,397	Net Asset Value EV/EBITDA	Net Asset Value Multiple	na 6x	na 19x
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	721	Discounted cash flows Market Comparable	Prepayment rate Comparability Adjustment (3)	3% (5.61)	48% 6.02

(1)
 The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty,  but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance  sheet date.

(2)
 Included in private equity is $640 million of U.S. Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost as at April 30, 2022 ($453 million as at October 31, 2021), which approximates fair value,  and are held to meet regulatory requirements.

(3)	Range of input values represents price per security adjustment (Canadian $).
na - not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.
The following table presents significant transfers between Level 1 and Level 2 for the three and six months ended April 30, 2022 and April 30, 2021.

(Canadian $ in millions)
For the three months ended		April 30, 2022		April 30, 2021
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	2,133	141	691	2,834
FVTPL Securities	12	-	152	267
FVOCI Securities	5,760	1,515	1,182	6,864
Securities sold but not yet purchased	1,102	321	587	473

(Canadian $ in millions)
For the six months ended		April 30, 2022		April 30, 2021
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	4,788	2,667	3,428	9,536
FVTPL Securities	141	17	208	401
FVOCI Securities	8,879	3,658	5,840	8,973
Securities sold but not yet purchased	1,731	1,154	1,001	5,257

BMO Financial Group Second Quarter Report 2022
6
7

Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and six months ended April 30, 2022 and April 30, 2021, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

		Change in fair value			Movements		Transfers
For the three months ended April 30, 2022 (Canadian $ in millions)	Balance January 31, 2022	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	868	(54)	11	220	(217)	-	42	(149)	721	(15)
Corporate debt	13	(1)	-	2	(4)	-	-	(6)	4	-
Total trading securities	881	(55)	11	222	(221)	-	42	(155)	725	(15)
FVTPL Securities
Corporate equity	3,186	76	17	204	(86)	-	-	-	3,397	84
Total FVTPL securities	3,186	76	17	204	(86)	-	-	-	3,397	84
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	151	-	-	-	-	-	-	-	151	na
Total FVOCI securities	152	-	-	-	-	-	-	-	152	na
Business and government loans	6	-	-	-	-	-	-	-	6	-
Other Liabilities	-	-	-	1	-	-	-	-	1	-
Derivative Liabilities
Credit default swaps	2	-	-	-	-	-	-	(1)	1	-
Total derivative liabilities	2	-	-	-	-	-	-	(1)	1	-

		Change in fair value			Movements		Transfers
For the six months ended April 30, 2022 (Canadian $ in millions)	Balance October 31, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	675	(98)	30	602	(409)	-	156	(235)	721	(7)
Corporate debt	7	(2)	(1)	11	(4)	-	-	(7)	4	(1)
Total trading securities	682	(100)	29	613	(413)	-	156	(242)	725	(8)
FVTPL Securities
Corporate equity	2,442	152	53	917	(167)	-	-	-	3,397	162
Total FVTPL securities	2,442	152	53	917	(167)	-	-	-	3,397	162
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	132	-	2	11	-	-	6	-	151	na
Total FVOCI securities	133	-	2	11	-	-	6	-	152	na
Business and government loans	6	-	-	-	-	-	-	-	6	-
Other Liabilities	-	-	-	1	-	-	-	-	1	-
Derivative Liabilities
Credit default swaps	2	-	-	-	-	-	-	(1)	1	-
Total derivative liabilities	2	-	-	-	-	-	-	(1)	1	-
(1) Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2) Includes proceeds received on securities sold but not yet purchased.
(3) Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2022 are included in earnings for the period.
Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
na – not applicable

6
8
BMO Financial Group Second Quarter Report 2022

		Change in fair value			Movements		Transfers
For the three months ended April 30, 2021 (Canadian $ in millions)	Balance January 31, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	703	(19)	(30)	408	(330)	-	37	(67)	702	20
Corporate debt	-	-	-	3	-	-	-	-	3	-
Total trading securities	703	(19)	(30)	411	(330)	-	37	(67)	705	20
FVTPL Securities
Corporate equity	1,957	38	(52)	165	(60)	-	-	-	2,048	66
Total FVTPL securities	1,957	38	(52)	165	(60)	-	-	-	2,048	66
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	98	-	-	2	-	-	-	-	100	na
Total FVOCI securities	99	-	-	2	-	-	-	-	101	na
Business and government loans	3,202	-	(125)	211	-	(447)	-	-	2,841	-
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-

		Change in fair value			Movements		Transfers
For the six months ended April 30, 2021 (Canadian $ in millions)	Balance October 31, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	803	(94)	(61)	765	(683)	-	71	(99)	702	19
Corporate debt	-	-	-	3	-	-	-	-	3	-
Total trading securities	803	(94)	(61)	768	(683)	-	71	(99)	705	19
FVTPL Securities
Corporate equity	1,903	59	(101)	278	(87)	(4)	-	-	2,048	113
Total FVTPL	1,903	59	(101)	278	(87)	(4)	-	-	2,048	113
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	93	-	-	7	-	-	-	-	100	na
Total FVOCI securities	94	-	-	7	-	-	-	-	101	na
Business and government loans	1,945	-	(195)	1,699	-	(608)	-	-	2,841	-
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-
(1) Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2) Includes proceeds received on securities sold but not yet purchased.
(3) Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2021 are included in earnings for the period.
Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
na – not applicable

BMO Financial Group Second Quarter Report 2022
6
9

Note 7: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at April 30, 2022, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a 2.5% Domestic Stability Buffer (DSB) applicable to
D-SIBs.
Our capital position as at April 30, 2022 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	April 30, 2022	October 31, 2021

CET1 Capital	54,775	44,491

Tier 1 Capital	59,899	49,966

Total Capital	67,338	57,201

Total Loss Absorbing Capacity (TLAC)	105,140	90,353

Risk-Weighted Assets	342,287	325,433

Leverage Exposures	1,111,094	976,690

CET 1 Ratio	16.0%	13.7%

Tier 1 Capital Ratio	17.5%	15.4%

Total Capital Ratio	19.7%	17.6%

TLAC Ratio	30.7%	27.8%

Leverage Ratio	5.4%	5.1%
TLAC Leverage Ratio	9.5%	9.3%

(1)	Disclosed in accordance with, as applicable, OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity Guideline.
Note 8: Employee Compensation
Stock Options
We did not grant any stock options during the three months ended April 30, 2022 and 2021. During the six months ended April 30, 2022, we granted a total of 1,028,255 stock options (984,943 stock options during the six months ended April 30, 2021). The weighted-average fair value of options granted during the six months ended April 30, 2022 was $14.17 per option ($10.75 per option for the six months ended April 30, 2021).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2022	April 30, 2021
Expected dividend yield	4.2%	4.9%
Expected share price volatility	16.8%	20.6 - 20.7%
Risk-free rate of return	1.8 - 1.9%	1.0%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	135.58	97.14

Changes	to the input assumptions can result in different fair value estimates.

BMO Financial Group Second Quarter Report 2022

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Current service cost	59	67	2	2
Net interest (income) expense on net defined benefit (asset) liability	(7)	2	9	7
(Gain) on settlement	-	-	-	-
Administrative expenses	1	1	-	-
Benefits expense	53	70	11	9
Government pension plans expense (1)	75	63	-	-
Defined contribution expense	36	34	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	164	167	11	9

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Current service cost	118	134	4	4
Net interest (income) expense on net defined benefit (asset) liability	(14)	4	18	15
(Gain) on settlement	(1)	-	-	-
Administrative expenses	2	2	-	-
Benefits expense	105	140	22	19
Government pension plans expense (1)	140	118	-	-
Defined contribution expense	101	93	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	346	351	22	19
(1) Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Note 9: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Net income	4,756	1,303	7,689	3,320
Dividends on preferred shares and distributions payable on other equity instruments	(52)	(68)	(107)	(124)
Net income available to common shareholders	4,704	1,235	7,582	3,196
Weighted-average number of common shares outstanding (in thousands)	658,005	646,734	653,102	646,620
Basic earnings per common share (Canadian $)	7.15	1.91	11.61	4.94
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Net income available to common shareholders adjusted for impact of dilutive instruments	4,704	1,235	7,582	3,196
Weighted-average number of common shares outstanding (in thousands)	658,005	646,734	653,102	646,620
Effect of dilutive instruments
Stock options potentially exercisable (1)	6,245	6,725	5,364	5,014
Common shares potentially repurchased	(4,224)	(5,407)	(3,371)	(3,935)
Weighted-average number of diluted common shares outstanding (in thousands)	660,026	648,052	655,095	647,699
Diluted earnings per common share (Canadian $)	7.13	1.91	11.57	4.93

(1)
In computing diluted earnings per share, we excluded average stock options outstanding of nil
 and
857,826
with a weighted-average exercise price of $
nil and $143.74, respectively for the three and six months ended April 30, 2022 (nil and 1,761,196 with a weighted-average exercise price of $nil and $104.67, respectively for the three and six months ended April 30, 2021) as the average share price for the period did not exceed the exercise price.

BMO Financial Group Second Quarter Report 2022

Note 10: Income Taxes
Canadian Taxing Authorities have reassessed
or proposed to reassess
us for additional income tax and interest in an amount of approximately $1,425 million, to date, in respect of certain
2011-2017
Canadian corporate dividends. Those reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. In general, the tax rules raised by the Canadian Taxing Authorities were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We expect to be reassessed for income tax in respect of similar activities undertaken in 2018. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.
Note 11: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2021.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,763	1,141	278	745	(25)	3,902
Non-interest revenue	622	313	206	819	3,456	5,416
Total Revenue	2,385	1,454	484	1,564	3,431	9,318
Provision for (recovery of) credit losses on impaired loans	86	35	-	1	(2)	120
Provision for (recovery of) credit losses on performing loans	(32)	(74)	1	32	3	(70)
Total provision for (recovery of) credit losses	54	(39)	1	33	1	50
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(808)	-	-	(808)
Depreciation and amortization	126	102	64	69	-	361
N on-interest expense	934	623	810	860	125	3,352
Income before taxes	1,271	768	417	602	3,305	6,363
Provision for income taxes	331	180	103	154	839	1,607
Reported net income	940	588	314	448	2,466	4,756
Average Assets (3)	286,486	141,099	49,735	388,901	174,124	1,040,345

For the three months ended April 30, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,581	1,055	237	743	(161)	3,455
Non-interest revenue	562	311	877	795	76	2,621
Total Revenue	2,143	1,366	1,114	1,538	(85)	6,076
Provision for (recovery of) credit losses on impaired loans	154	6	2	(6)	(1)	155
Provision for (recovery of) credit losses on performing loans	(13)	(29)	(4)	(49)	-	(95)
Total provision for (recovery of) credit losses	141	(23)	(2)	(55)	(1)	60
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(283)	-	-	(283)
Depreciation and amortization	121	115	86	70	-	392
N on-interest expense	834	569	886	772	956	4,017
Income (loss) before taxes	1,047	705	427	751	(1,040)	1,890
Provision for (recovery of) income taxes	270	167	105	193	(148)	587
Reported net income (loss)	777	538	322	558	(892)	1,303
Average Assets (3)	258,927	129,877	47,693	360,123	173,524	970,144

BMO Financial Group Second Quarter Report 2022

(Canadian $ in millions)
For the six months ended April 30, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	3,550	2,297	550	1,669	(145)	7,921
Non-interest revenue	1,242	676	1,339	1,834	4,029	9,120
Total Revenue	4,792	2,973	1,889	3,503	3,884	17,041
Provision for (recovery of) credit losses on impaired loans	186	38	-	(15)	(3)	206
Provision for (recovery of) credit losses on performing loans	(108)	(151)	5	(3)	2	(255)
Total p rovision for (recovery of) credit losses	78	(113)	5	(18)	(1)	(49)
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(727)	-	-	(727)
Depreciation and amortization	251	209	130	144	-	734
Non-interest expense	1,833	1,228	1,652	1,826	286	6,825
Income before taxes	2,630	1,649	829	1,551	3,599	10,258
Provision for income taxes	686	380	200	398	905	2,569
Reported net income	1,944	1,269	629	1,153	2,694	7,689
Average Assets (3)	282,439	139,897	49,618	398,452	177,843	1,048,249

For the six months ended April 30, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	3,189	2,146	476	1,546	(324)	7,033
Non-interest revenue	1,053	630	2,615	1,566	154	6,018
Total Revenue	4,242	2,776	3,091	3,112	(170)	13,051
Provision for (recovery of) credit losses on impaired loans	304	26	3	39	(2)	370
Provision for (recovery of) credit losses on performing loans	(15)	(80)	(8)	(51)	-	(154)
Provision for (recovery of) credit losses	289	(54)	(5)	(12)	(2)	216
Insurance claims, commissions and changes in policy benefit liabilities	-	-	318	-	-	318
Depreciation and amortization	239	238	169	139	-	785
Non-interest expense	1,652	1,135	1,740	1,589	1,121	7,237
Income (loss) before taxes	2,062	1,457	869	1,396	(1,289)	4,495
Provision for (recovery of) income taxes	535	340	211	360	(271)	1,175
Reported net income (loss)	1,527	1,117	658	1,036	(1,018)	3,320
Average Assets (3)	256,903	130,187	47,613	372,645	168,267	975,615

(1)	Corporate Services includes Technology and Operations.
(2)

Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between
taxable and
tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

(3)

Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, reverse repos, loans and securities. Total average earning assets for three and six months ended April 30, 2022 are $949,279

million
and $
961,177
 million
,
 including $
272,231

million
and $
268,435

million
for Canadian P&C, $133,774

million
and $
132,654

million
for U.S. P&C, and $543,274

million
and

$
560,088
 million

for all other operating segments including Corporate Services (for three and six months ended April 30, 2021 - Total: $889,555 million
and $
891,770
 million
,
 Canadian P&C
:
$243,889

million
and $
241,799

million
,
 U.S. P&C: $122,996

million
and $
123,207

million
and all other operating segments: $522,670

million
and $526,764
 million).

Effective the first quarter of fiscal 2022, certain expense allocations were updated within our operating segment to better align with current experience, with no impact to total bank. Comparative figures have been reclassified to conform with the current period’s presentation.

Note 12: Acquisitions and Divestitures
Acquisitions
Bank of the West
On December 20, 2021, we announced a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries for a cash purchase price of US$16.3 billion, or US$13.4 billion net of estimated US$2.9 billion of excess capital (at closing). Bank of the West provides a broad range of banking products and services primarily in the Western and Midwestern parts of the U.S. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close by the end of calendar 2022 and will primarily be part of our U.S. P&C reporting segment.
When the transaction closes, the purchase price will be allocated to the fair value of identifiable assets and liabilities of Bank of the West, with the difference recorded as goodwill. The fair value of fixed rate loans and deposits is largely dependent on interest rates. If interest rates were to increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates were to decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits are accounted for at par, providing no natural fair value change offset.
Changes in goodwill relative to our original assumptions announced on December 20, 2021 will impact capital ratios at close, because goodwill is treated as a deduction from capital under OSFI Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the close of the acquisition, will result in a change to the Canadian dollar equivalent goodwill.
To mitigate the impact of changes in interest rates between announcement and close, we entered into pay fixed receive float interest rate swaps and purchased a portfolio of matched duration government debt securities and other balance sheet instruments that generate interest income (impacts are recorded in Corporate Services). We recorded mark-to-market gains of
 $3,433 million and $3,950 million on the swaps for the three and six months ended April 30, 2022, respectively, in our Consolidated Statement of Income in non-interest revenue, trading revenues, as the swaps do not qualify for hedge accounting. The government debt securities and other instruments, which are measured at amortized cost, generated $122 million and $167 million in our Consolidated Statement of Income in interest, dividend and fee income, securities, for the three and six months ended April 30, 2022, respectively.
To mitigate changes in the Canadian dollar equivalent of the purchase price on close, we entered into forward contracts, which qualify as accounting hedges. Changes in the fair value of these forward contracts of $170 million and $(64) million for three and six months ended April 30, 2022 are recorded in Other Comprehensive Income until close of the transaction.
Divestitures
EMEA and U.S. Asset Management
On November 8, 2021, we completed the sale of our EMEA asset management business, part of our BMO Wealth Management operating segment, to Ameriprise Financial Inc. (Ameriprise) for £615 million (CAD$1,038 million) in an all-cash
transaction. On the date of sale, assets and liabilities of approximately $1,779 million and $527 million, respectively, were derecognized. In connection with completion of the EMEA portion of the sale, we recognized a before and after tax loss of $29 million relating to foreign currency translation reclassified from accumulated other comprehensive income in equity to non-interest
revenue, foreign exchange gains, other than trading, in our Consolidated Statement of Income in the first quarter. The transaction also included the opportunity for certain BMO asset management clients in the U.S. to move to Ameriprise. These transfers were completed in the first quarter and resulted in tax expense of $22 million. Further transfers of certain U.S. Asset Management clients were completed in the current quarter with no material impact to the bank.
Taplin, Canida & Habacht LLC
On January 27, 2022, we completed the sale of Taplin, Canida & Habacht, LLC, part of our U.S. asset management business to Loop Capital. The business sold is not considered material to the bank.

BMO Financial Group Second Quarter Report 2022

Note 13: Legal Proceedings
The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. We review the status of these proceedings regularly and establish provisions when in our judgment it becomes probable that we will incur a loss and the amount can be reliably estimated. The bank’s provisions represent our best estimates based upon currently available information for proceedings for which estimates can be made. However, the bank’s provisions may differ significantly from actual losses as a result of, for example, the inherent uncertainty of the various potential outcomes of such proceedings; the varying stages of the proceedings; the existence of multiple defendants whose share of liability may not yet be determined; unresolved issues in such proceedings, some of which involve novel legal theories and interpretations; the fact that the underlying matters will change from time to time; and such proceedings may involve very large or indeterminate damages. While it is inherently difficult to predict the ultimate outcome of these proceedings, based on our current knowledge, we do not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory investigations may be material to the bank’s consolidated financial position or its results of operations for any particular reporting period.
BMO and its subsidiaries are named as defendants or are otherwise involved in a substantial number of legal proceedings. BMO Harris Bank N.A. (BMO Harris), as successor to M&I Marshall and Ilsley Bank (M&I), has been named as the defendant in a lawsuit filed in the U.S. Bankruptcy Court for the District of Minnesota (Bankruptcy Court) in connection with a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters). The lawsuit, brought by a Trustee in bankruptcy proceedings for certain Petters entities, alleges that between 1999 and 2008, M&I (and a predecessor bank) facilitated the Ponzi scheme operated by Petters. BMO denies these allegations and continues to defend itself vigorously. The Trustee seeks US$1.9 billion in compensatory damages, plus prejudgment interest, punitive damages, and attorneys’ fees. The Bankruptcy Court: (i) denied BMO Harris’s motion for summary judgment; (ii) granted the Trustee’s motion for sanctions based on the alleged spoliation of evidence; and (iii) transferred the case to the U.S. District Court for the District of Minnesota (District Court) for trial. BMO Harris filed an objection to the spoliation sanctions, which is still pending before the District Court. BMO Harris anticipates that the trial in this case may take place no earlier than late 2022.

BMO Financial Group Second Quarter Report 2022